

May 27, 2014

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

> **Re:** **Century Communities, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed May 20, 2014**
> **File No. 333-195678**

Dear Mr. Francescon:

We have reviewed your registration statement and have the following comments.

Summary, page 1

Our Company, page 1

1.   We note your disclosure on page two that in May 2014, you completed a private offering of senior unsecured notes due 2022. Please file the debt documents as exhibits to the registration statement.

Summary of Selected Financial Data, page 17 and
Selected Financial Data, page 57

2.   Please include historical and pro forma basic and diluted earnings per share, as applicable, for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61
Consolidated Financial Data, page 63

3.   It appears to us that the amount presented as pro forma basic and diluted earnings per share for the three months ended March 31, 2014 is misstated. Please revise as appropriate.

4.   Please revise your discussion of the comparison of the three months ended March 31, 2014 and the three months ended March 31, 2013, to address the impact of the acquisition Jimmy Jacobs.

Century Communities, Inc. Consolidated Financial Statements, page F-1

General

5.   We note your response to prior comment six from our letter dated May 19, 2014; however, we continue to believe you should disclose the terms of outstanding land and lot option agreements as of the balance sheet date. We note this disclosure is typical for companies in the homebuilding industry and provides context for the deposit paid for the right, but not the obligation, to purchase land in the future.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-62

Note (a) Assets Acquired and Liabilities Assumed, page F-62
Amortizable Intangible Assets and Liabilities – Put/Call Agreement, page F-63

6.   Please clarify where on your pro forma balance sheet you reflected the adjustment for the fair value of the liability related to the call option.

        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Via E-mail
        Mark J. Kelson, Greenberg Traurig, LLP
        William Wong, Greenberg Traurig, LLP